SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                 SCHEDULE 14D-1

               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934


                                (Amendment No. 2)

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                      INDEPENDENCE TAX CREDIT PLUS L.P. III
                            (Name of Subject Company)

                      LEHIGH TAX CREDIT PARTNERS III L.L.C.
                        LEHIGH TAX CREDIT PARTNERS, INC.
                            EVEREST PROPERTIES, INC.
                                    (Bidders)
                       BENEFICIAL ASSIGNMENT CERTIFICATES
                         (Title of Class of Securities)
                                   45378D 10 0
                      (CUSIP Number of Class of Securities)
 -------------------------------------------------------------------------------

     J. Michael Fried               Christopher K. Davis                 Copy to:
c/o Related Capital Company       Everest Properties, Inc.             Peter M. Fass
    625 Madison Avenue            199 S. Los Robles Avenue           Mark Schonberger
    New York, NY  10022                  Suite 440                   Battle Fowler LLP
      (212) 421-5333                 Pasadena, CA 91101              75 East 55 Street
                                       (629) 585-5920               New York, NY 10022
                                                                      (212) 856-7000

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and
                      Communications on Behalf of Bidder)

                            Calculation of Filing Fee
--------------------------------------------------------------------------------

         Transaction                         Amount of filing fee
          valuation*
         $8,145,000                               $1629.00
--------------------------------------------------------------------------------

     *For purposes of calculating the filing fee only. This amount assumes the purchase of 10,860 Beneficial Assignment Certificates (representing assignments of limited partnership interests) ("BACs") of the subject company for $750 per BAC in cash.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid:                  $1629.00
Form or Registration No.:                Schedule 14D-1
Filing Party:                            Lehigh Tax Credit Partners III L.L.C.
Date Filed:                              December 14, 1998

                         (Continued on following pages)
                              (Page 1 of 6 pages)

CUSIP No.: 45378D 10 0                 14D-1                         Page 2 of 6
--------------------------------------------------------------------------------
1. Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person

   LEHIGH TAX CREDIT PARTNERS III L.L.C.
--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group                     (a) [X]
   (See Instructions)                                                   (b) [ ]
--------------------------------------------------------------------------------
3. SEC Use Only
--------------------------------------------------------------------------------
4. Sources of Funds (See Instructions)

   BK, WC
--------------------------------------------------------------------------------
5. Check Box if Disclosure of Legal Proceedings is Required
   Pursuant to Items 2(e) or 2(f)                                            [ ]
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6. Citizenship or Place of Organization

   Delaware
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7. Aggregate Amount Beneficially Owned by Each Reporting Person

   57 Beneficial Assignment Certificates (representing assignments of limited partnership interests)
--------------------------------------------------------------------------------
8. Check Box if the Aggregate Amount in Row (7)
   Excludes Certain Shares (See Instructions)                                [ ]
--------------------------------------------------------------------------------
9. Percent of Class Represented by Amount in Row (7)

   Less than 1%
--------------------------------------------------------------------------------
10.Type of Reporting Person (See Instructions)

   OO

CUSIP No.: 45378D 10 0                 14D-1                         Page 3 of 6

1.      Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

        LEHIGH TAX CREDIT PARTNERS, INC.
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group                 (a) [X]
        (See Instructions)                                               (b) [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only

--------------------------------------------------------------------------------
4.      Sources of Funds (See Instructions)

        AF
--------------------------------------------------------------------------------
5.      Check Box if Disclosure of Legal Proceedings is
        Required Pursuant to Items 2(e) or 2(f)                              [ ]
--------------------------------------------------------------------------------
6.      Citizenship or Place of Organization

        Delaware
--------------------------------------------------------------------------------
7.      Aggregate Amount Beneficially Owned by Each Reporting Person

        57 Beneficial Assignment Certificates (representing
        assignments of limited partnership interests)
--------------------------------------------------------------------------------
8.      Check Box if the Aggregate Amount in Row (7) Excludes
        Certain Shares (See Instructions)                                    [ ]
--------------------------------------------------------------------------------
9.      Percent of Class Represented by Amount in Row (7)

        Less than 1%
--------------------------------------------------------------------------------
10.     Type of Reporting Person (See Instructions)

        CO

CUSIP No.: 45378D 10 0                14D-1                         Page 4 of 6

1.      Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

        EVEREST PROPERTIES, INC.
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group               (a) [ ]
        (See Instructions)                                             (b) [X]*
                                   *See Item 2
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Sources of Funds (See Instructions)

        AF, OO
--------------------------------------------------------------------------------
5.      Check Box if Disclosure of Legal Proceedings is
        Required Pursuant to Items 2(e) or 2(f)                              [ ]
--------------------------------------------------------------------------------
6.      Citizenship or Place of Organization

        California
--------------------------------------------------------------------------------
7.      Aggregate Amount Beneficially Owned by Each Reporting Person

        None
--------------------------------------------------------------------------------
8.      Check Box if the Aggregate Amount in Row (7)
        Excludes Certain Shares (See Instructions)                           [ ]
--------------------------------------------------------------------------------
9.      Percent of Class Represented by Amount in Row (7)

        None
--------------------------------------------------------------------------------
10.     Type of Reporting Person (See Instructions)

        CO

                        AMENDMENT NO. 2 TO SCHEDULE 14D-1

         This Amendment No. 2 amends the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") and the Offer to Purchase filed with the 14D-1 as Exhibit (a)(1) thereto (the "Offer to Purchase") filed with the Securities and Exchange Commission on October 9, 1998 (as amended by Amendment No. 1 filed with the SEC on November 9, 1998) by Lehigh Tax Credit Partners III L.L.C., a Delaware limited liability company (the "Purchaser"), relating to the tender offer by the Purchaser to purchase up to 10,860 issued and outstanding Beneficial Assignment Certificates ("BACs") representing assignments of limited partnership interests ("Limited Partnership Interests") in Independence Tax Credit Plus L.P. III, a Delaware limited partnership (the "Partnership"), to include the information set forth below. Terms not otherwise defined herein shall have the meanings ascribed to them in the Schedule 14D-1 and the Offer to Purchase.

Item 2.           Identity and Background.

         Everest Properties, Inc. ("Everest") is signing this Schedule 14D-1 solely because is holds the Everest Option. Everest does not admit or believe that it or any affiliate is a co-bidder or that, as a result of the Everest Option, there will be any contractual relationship with BACs holders. Furthermore, Everest has not participated in the preparation of or made any attempt to verify the information in this Schedule 14D-1 other than the information with respect to Everest and its affiliates although Everest has no actual knowledge of any material misstatement of other information in this
Schedule 14D-1.

Item 9.           Financial Statements of Certain Bidders.

         Item 9 is hereby supplemented and amended to include the information set forth in Section 10 ("Certain Information Concerning the Purchaser and Everest") of the Supplement, which information is incorporated herein by reference.

Item 10.          Additional Information.

         Item 10(f) is hereby supplemented and amended as follows:

         The information set forth in the Letter, the Supplement and the Press Release (all as referred to in Item 11) , copies of which are attached hereto as Exhibits (a)(7), (a)(8) and (a)(9), respectively, is incorporated herein by reference.

Item 11.          Material to be Filed as Exhibits.

         Item 11 is hereby supplemented and amended by adding the following, copies of which are attached hereto as exhibits:

                  (a)(7) Letter, dated December 14, 1998 from Lehigh Tax Credit Partners III L.L.C. to the holders of BACs.

                  (a)(8)   Supplement to Offer to Purchase dated December 14,
                           1998.

                  (a)(9)   Press Release dated December 8, 1998.

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 14, 1998

                           LEHIGH TAX CREDIT PARTNERS III L.L.C.

                           By:      Lehigh Tax Credit Partners, Inc.,
                                    its managing member

                                    By:      /s/ Alan P. Hirmes
                                        -----------------------------------
                                             Name: Alan P. Hirmes
                                             Title:   Vice President


                           LEHIGH TAX CREDIT PARTNERS, INC.

                           By:      /s/ Alan P. Hirmes
                               --------------------------------------------
                                    Name:  Alan P. Hirmes
                                    Title:    Vice President


                           EVEREST PROPERTIES, INC.

                           By:      /s/  David I. Lesser
                               --------------------------------------------
                                    Name: David I. Lesser
                                    Title:   Executive Vice President

                                  EXHIBIT INDEX

EXHIBIT
NO.                           TITLE
(a)(7)      Letter, dated December 14, 1998, from Lehigh Tax Credit Partners III
            L.L.C. to the holders of BACs.

(a)(8)      Supplement to Offer to Purchase dated December 14, 1998

(a)(9)      Press Release dated December 8, 1998